UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2009

Commission File Number: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Presentation at Conference

In anticipation of the planned presentation by HLS Systems International, Ltd. (the "Company") to a group of potential investors at the 21st Annual OC Growth Stock Conference (the "Conference") in Laguna Niguel, California, sponsored by Roth Capital Partners, LLC, the Company is filing this report on Form 6-K to disclose its planned presentation materials in order to avoid the selective disclosure of any material nonpublic information at the Conference. The Company's presentation materials are attached hereto as Exhibit 99.1.

Exhibits

Exhibit	Description

99.1	Slide Presentation of HLS Systems International, Ltd., dated February 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:/s/ Changli Wang
Changli Wang
President and Chief Executive Officer

Date: February 18, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Slide Presentation of HLS Systems International, Ltd., dated February 2009.